

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2012

<u>Via E-Mail</u>
James J. Sullivan
Executive Vice President, General Counsel and Secretary
Quality Systems, Inc.
18111 Von Karman Avenue, Suite 700
Irvine, CA 92612

> **Re: Quality Systems, Inc.**
> **Additional Soliciting Material filed pursuant to Rule 14a-12**
> **Filed July 16, 2012**
> **File No. 001-12537**

Dear Mr. Sullivan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

1.   Please confirm in future filings you will recast statements of opinion or belief as such. As non-exclusive examples:

- "Interestingly, many of his 'proposals' are Company initiatives being executed under the guidance of our current Board and director nominees."

- "[A]nd not pay attention to his rhetoric of manufactured corporate governance issues."

2.   Further, you statement that Mr. Hussein has "failed to obtain any meaningful support in his prior proxy solicitations" is similarly an opinion or belief. We note that Mr. Hussein did receive sufficient proxies in the past to nominate directors other than himself or entered into agreements for his nominees to be seated. Please confirm in future filings

that you will indicate this fact if you assert your opinion that Mr. Hussein's prior proxy contests failed to garner meaningful support.

3. Please confirm in future filings that you will explain in greater detail the basis of your beliefs or claims that Mr. Hussein's claims concerning your corporate governance are meritless, his proxy solicitation is a veiled attempt to control your board, his plans are "copycat strategies," his plans "offer little in terms of value creation," and your shareholders' investment would be at great risk if Mr. Hussein's nominees are elected.

4. Please advise us the basis for your statement that "QSI maintains a high corporate governance ranking, in both in terms of its peer group and the industry, on issues including board structure, shareholder rights and executive compensation." Please confirm in future filings you will provide the basis of such statements and identify the source of such ranking, if any.

If you have any questions regarding these comments or your filings in general, please feel free to contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Julia K. Cowles, Esq. (via email)
    Davis Polk & Wardwell LLP